Securities and Exchange Commission
                             Washington, D.C. 20549
                      ------------------------------------

                                    Form 11-K


  [x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act
                                     of 1934
                   For the fiscal year ended December 31, 1996


                                       OR


  [ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange
                                  Act of 1934


                          Commission file number 1-6003



               Federal Signal Corporation 401(K) Retirement Plan (Full title of plans and address of plans if different from that of the issuer named below)



                           Federal Signal Corporation
                        1415 West 22nd Street, Suite 1100
                            Oak Brook, Illinois 60521
                        --------------------------------
             (Name of issuer of the securities held pursuant to the
            plans and the address of its principal executive office)

                                  FEDERAL SIGNAL CORPORATION
                                    401(K) RETIREMENT PLAN

                                     FINANCIAL STATEMENTS

                                  DECEMBER 30, 1996 AND 1995

                                       CONTENTS


                                                                       Page

Independent Auditor's Report                                             1

Statement of Net Assets Available for Benefits                           2

Statement of Changes in Net Assets Available for Benefits                3

Notes to Financial Statements                                            4

Schedules:

   1 -  Line 27a - Schedule of Assets Held for Investment Purposes       8

   2 -  Line 27d - Schedule of Reportable Transactions                   9

                          INDEPENDENT AUDITOR'S REPORT


Plan Administrator
Federal Signal Corporation
  401(k) Retirement Plan


We have audited the accompanying statement of net assets available for benefits of Federal Signal Corporation 401(k) Retirement Plan as of December 30, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 30, 1996, in conformity with generally accepted accounting principles.

Our audit of the 1996 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1996 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.



PHILIP ROOTBERG & COMPANY, LLP
Chicago, Illinois
May 21, 1997

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------


December 30,                                           1996                1995
--------------------------------------------------------------------------------



Assets

    Contributions receivable from
      Federal Signal Corporation                 $   2,811,029      $  1,858,051
    Contribution receivable from
      participants                                     629,866           552,580
    Dividends and interest receivable                  326,365           154,657
    At contract value:
      Investment contracts
       at guaranteed rates from 5.62% to 6.93%         460,059           723,309
    At fair value:
      Vanguard Wellington Fund                       6,190,654         3,952,754
      Vanguard Explorer Fund                         2,036,718         1,291,291
      VMMR Prime Portfolio                               -                15,317
      Vanguard Index 500 Portfolio                  20,478,128        14,295,512
      Vanguard Primecap Fund                         8,985,825         5,960,819
      Vanguard Investment Contract Trust            30,489,182        30,656,548
      Federal Signal Corporation common stock       33,211,081        30,197,850
    Participant Loan Fund                            1,208,114           927,449
                                                  ------------       -----------

          Total Assets                             106,827,021        90,586,137

Liability

    Due to participants of Bassett Tool Division       630,400             -
                                                  ------------       -----------

Net Assets Available for Benefits                $ 106,196,621      $ 90,586,137
                                                  ============       ===========




See accompanying notes to financial statements


FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------

Year Ended December 30, 1996
--------------------------------------------------------------------------------


                                                                   Vanguard
                                     --------------------------------------------------------------------------
                                                                      VMMR                             Investment
                                     Investment Wellington  Explorer  Prime     Index 500  Primecap    Contract
                                     Contracts   Fund       Fund      Portfolio Portfolio   Fund       Trust
Additions

  Contributions from employer         $   443   $  88,301   $ 42,119  $9,225    $  221,616 $ 167,214   $ 507,747
  Contributions from participants                 735,647    369,407     -       1,717,852 1,134,490   2,318,785
  Interest and dividends               34,507     460,641    119,035     568       423,667   263,117   1,779,348
  Net appreciation in fair
    value of investments                  -       419,000     87,982     -       3,466,465 1,109,682       -
                                       ------   ---------    -------   -----     --------- ---------   ---------

                                       34,950   1,703,589    618,543   9,793     5,829,600 2,674,503   4,605,880
                                       ------   ---------    -------   -----     --------- ---------   ---------

Deductions

  Withdrawals by participants         (43,444)  ( 317,690)  (107,797)    -      ( 899,357) ( 232,791) (2,100,334)
  Loans, net of repayments            ( 7,068)  (   8,677)       792     -      (  65,171)     2,068   ( 108,396)
  Transfer payable to participants of
    Bassett Tool Division                 -         -           -        -           -          -          -
                                       ------   ---------    -------  ------     --------   --------    --------

                                      (50,512)  ( 326,367)  (107,005)    -      ( 964,528) ( 230,723) (2,208,730)
                                       ------   ---------    -------  ------     --------   --------   ---------

Interfund Transfers                  (247,688)    860,678    233,889 (25,110)   1,317,544    581,226  (2,564,516)
                                      -------   ---------    -------  ------    ---------   --------   ---------

Net Additions (Deductions)           (263,250)  2,237,900    745,427 (15,317)   6,182,616  3,025,006   ( 167,366)

Net Assets Available for Benefits -
  Beginning of Year                   723,309   3,952,754  1,291,291  15,317   14,295,512  5,960,819  30,656,548
                                      -------   ---------  ---------  ------   ----------  ---------  ----------

Net Assets Available for Benefits -
  End of Year                        $460,059  $6,190,654 $2,036,718  $  -    $20,478,128 $8,985,825 $30,489,182
                                      =======   =========  =========  ======   ==========  =========  ==========

(table continued)

                                      Federal
                                       Signal
                                     Corporation Participant   Other
                                       Common       Loan    Receivables
                                       Stock        Fund     (Payable)    Total
Additions

  Contributions from employer        $1,803,463 $     -     $  77,286   $2,917,414
  Contributions from participants     2,398,835       -       952,978    9,627,994
  Interest and dividends                526,174     87,619    171,708    3,866,384
  Net appreciation in fair
    value of investments                199,406       -          -       5,282,535
                                      ---------   --------   ---------  ----------

                                      4,927,878     87,619   1,201,972  21,694,327
                                      ---------   --------   ---------  ----------

Deductions

  Withdrawals by participants        (1,665,944) (  86,086)      -      (5,453,443)
  Loans, net of repayments           (   92,680)   279,132       -           -
  Transfer payable to participants of
    Bassett Tool Division                  -          -     ( 630,400)  (  630,400)
                                      ---------  ---------   ---------  ----------

                                     (1,758,624)   193,046  ( 630,400)  (6,083,843)
                                      ---------  ---------  ----------  ----------

Interfund Transfers                  (  156,023)      -          -           -
                                      ---------  ---------  ----------  ----------

Net Additions (Deductions)            3,013,231    280,665     571,572  15,610,484

Net Assets Available for Benefits -
  Beginning of Year                  30,197,850    927,449   2,565,288  90,586,137
                                     ----------  ---------   ---------  ----------

Net Assets Available for Benefits -
  End of Year                       $33,211,081 $1,208,114 $3,136,860 $106,196,621
                                     ==========  =========  =========  ===========

See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


December 30, 1996 and 1995
--------------------------------------------------------------------------------



1  - Significant Accounting Policies

     Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Valuation of Investments - Values for securities are based on the quoted net asset value (redemption value) of the respective investment company. Investment contracts are carried at contract value, which approximates fair value. Values for company stock funds are based on their unit closing prices.

     Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net gains and losses from securities transactions are computed using the average cost method based on the beginning market value. Contributions are recognized based on payroll dates and accrued if applicable.

     Fees - Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and will not reduce assets of the Federal Signal Corporation ("Company") 401(k) Retirement Plan ("Plan"). Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.


2  - Description of Plan

     The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering a majority of the Company's employees who have three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On April 1, 1994, the plan sponsor adopted the Vanguard Prototype 401(k) Savings Plan.

     Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6% of compensation, limited to a maximum employer and employee contribution of 23%, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or participant eligible months in Plan.

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


December 30, 1996 and 1995
--------------------------------------------------------------------------------



     Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and is charged with an allocation of investment management fees, and, for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants'
     nonvested accounts are used to reduce future Company contributions depending on location. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service.

     Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including Federal Signal common stock. Participants may change their investment by calling Vanguard.

     Participant Notes Receivable - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid over a longer reasonable period as determined by the plan administrator. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.


3 -  Related Party Transactions

     Substantially all assets of the Plan are held in trust by the Vanguard Group, trustee for the Plan. Administrative and trustee fees in the amount of $106,326 and $100,867 were paid during the years ended December 30, 1996 and 1995, respectively, from the Company and Plan assets.

     The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the years ended December 30, 1996 and 1995.

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


December 30, 1996 and 1995
--------------------------------------------------------------------------------



4 -  Plan Mergers

     On January 1, 1995, the Vactor Manufacturing Company 401(k) Plan was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of January 1, 1995, at their balances as previously carried in the accounts of the Vactor Manufacturing Company 401(k) Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from January 1, 1995. A summary of the transferred net assets follows:

             Investments, at fair value               $2,545,110

     On April 28, 1995, the Guzzler Manufacturing Company 401(k) Plan merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of April 28, 1995, at their balances as previously carried in the accounts of the Guzzler Manufacturing Company 401(k) Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from April 28, 1995. A summary of the transferred net assets follows:

             Investments, at fair value               $  439,621

     On December 30, 1995, the Elgin Sweeper Company Employee Stock Ownership Plan was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of December 30, 1995, at their balances as previously carried in the accounts of the Elgin Sweeper Company Employee Stock Ownership Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from December 30, 1995. A summary of the transferred net assets follows:

             Investments, at fair value               $3,731,279

     On December 27, 1996, the Company sold its Bassett Tool Division to an unrelated entity. Participant accounts were not transferred to the new sponsor until May 6, 1997. The statements of net assets available for benefits and changes in net assets available for benefits reflect the fair value at December 30, 1996, of the assets transferred of $630,400.


5 -  Income Tax Status

     The Internal Revenue Service ("IRS") has ruled that the Vanguard Prototype 401(k) Savings Plan which was adopted by the plan sponsor qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code ("IRC") by a letter dated September 7, 1994. The IRS has determined and informed the Company by a letter dated July 31, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


December 30, 1996 and 1995
--------------------------------------------------------------------------------



6 -  Subsequent Events

     The Company purchased Victor Products USA, Inc. in 1996. The Victor Products USA, Inc. Profit Sharing Plan, which consisted of ten participants and net assets of $183,304, was merged into the Plan on December 31, 1996.


401(K) RETIREMENT PLAN                                                Schedule 1
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

--------------------------------------------------------------------------------


December 30, 1996
--------------------------------------------------------------------------------



                                         EIN:  36-1063330

                                             PN:  004



                                                                                             (e)

(a)              (b)                                       (c)                     (d)     Current
          Identity of Issue              Description of Investment                 Cost     Value

          New England Life             Unallocated Insurance Contracts (1)   $   460,059 $    460,059
*         Vanguard Investment
           Contract Trust              Common/Collective Trust                30,489,182   30,489,182
*         Vanguard Explorer Fund       Registered Investment Company           1,900,164    2,036,718
*         Vanguard Primecap Fund       Registered Investment Company           7,104,052    8,985,825
*         Vanguard Wellington Fund     Registered Investment Company           5,304,334    6,190,654
*         Vanguard Index 500 Portfolio Registered Investment Company          14,212,704   20,478,128
*         Federal Signal Stock         Company Stock Fund                     22,626,786   33,211,081
*         Participant Loan Fund        Interest at rates from 6% to 10.25%        -         1,208,114
                                                                              ----------  -----------
          Total                                                              $82,097,281 $103,059,761
                                                                              ==========  ===========


(1) Guaranteed rates are 5.62% and 5.91%, maturity dates are September 30, 1997, and September 30, 1998.


FEDERAL SIGNAL CORPORATION                                                                 Schedule 2
401(K) RETIREMENT PLAN
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

------------------------------------------------------------------------------------------------------------------------------------


Year Ended December 30, 1996
------------------------------------------------------------------------------------------------------------------------------------



                                          EIN:   36-1063330

                                              PN:   004


                                                                                                   (h)
                                                                                                  Current
     (a)                (b)                             (c)        (d)           (g)          Value of Asset        (i)
 Identity of        Description                   Purchase        Selling       Cost of        on Transaction      Net Gain
 Party Involved       of Asset                      Price         Price         Asset              Date             (Loss)
------------------  ---------------------------  ------------   -------------   -----------   ---------------     -------------

Vanguard Group      Federal Signal Stock        $  6,199,652    $      -      $   6,199,652   $ 6,199,652      $      -
Vanguard Group      Federal Signal Stock               -          3,385,826       2,542,241     3,385,826           843,585
Vanguard Group      Vanguard Index 500 Portfolio   4,533,874           -          4,533,874     4,533,874             -
Vanguard Group      Vanguard Index 500 Portfolio       -          1,817,724       1,402,984     1,817,724           414,740
Vanguard Group      Vanguard Investment Contract
                      Trust                        5,911,778           -          5,911,778     5,911,778             -
Vanguard Group      Vanguard Investment Contract
                      Trust                            -          6,076,074       6,076,074     6,076,074             -



                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation, by reference, in the Registration Statement (Form S-8 filed December 28, 1990, and its amendments) to our reports on the latest annual reports with respect to the financial statements and schedules of the Federal Signal Corporation 401(K) Retirement Plan included in the Annual Report (Form 11-K) for the year ended December 30, 1996.






Chicago, Illinois

June 13, 1997
PHILIP ROOTBERG & COMPANY, LLP